UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission file number: 001-40490

WalkMe Ltd.
(Translation of registrant’s name into English)

1 Walter Moses St.
Tel Aviv 6789903, Israel
+972 (3) 763-0333
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

WalkMe Ltd. (the “Company”) will hold a special and annual general meeting of the shareholders (the “Meeting”) on August 7, 2024 at 4:00 p.m. Israel Time (9:00 a.m. Eastern Time) at the principal executive offices of the Company, located at 1 Walter Moses St. Tel Aviv 6789903, Israel. Only shareholders of record as of the close of business on June 27, 2024 (the “Record Date”) are entitled to notice of the Meeting and to vote at the Meeting or any adjournment, postponement or other delay thereof. A copy of the notice for the Meeting is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1. The Company intends to furnish copies of a proxy statement, describing the various matters to be voted on at the Meeting, along with a form of proxy card and other documents to the United States Securities and Exchange Commission (the “SEC”) on Form 6-K on or around July 1, 2024.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Meeting, the Company will send to its shareholders of record as of the Record Date, and will forward for distribution to beneficial shareholders who hold ordinary shares of the Company through a bank, broker or other nominee serving as a record holder as of the Record Date, the proxy statement describing the proposals, including a proposal to approve the merger of Hummingbird Acquisition Corp Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of SAP SE, a European stock corporation (Societas Europaea) under the laws of Germany and the European Union (“Parent”), with and into the Company, with the Company surviving the merger and becoming a wholly owned subsidiary of Parent, to be voted upon at the Meeting, as well as logistical information related to the Meeting. Along with a proxy statement, the Company will also send or forward a proxy card or voting instruction form enabling shareholders to submit their votes on such proposals.

This communication is not a substitution for the proxy statement, proxy card or for any other documents that the Company may furnish to the SEC or send to shareholders in connection with the proposed merger. INVESTORS ARE URGED TO READ THE PROXY STATEMENT, PROXY CARD AND ANY OTHER RELEVANT MATERIALS (WHEN THEY BECOME AVAILABLE) FILED OR FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE PROPOSED MERGER. The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by the Company to the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, the Company’s website at ir.walkme.com, or www.proxyvote.com, or by directing the request to the following address: WalkMe Ltd., 1 Walter Moses St., Tel Aviv 6789903, Israel, Attn: Mr. Paul Shinn, General Counsel. The contents of WalkMe’s website are not deemed to be incorporated by reference into the Form 6-K or the proxy statement.

INCORPORATION BY REFERENCE

This Report of Foreign Private Issuer on Form 6-K (including exhibits hereto) is hereby incorporated by reference into the Company’s previously filed Form S-8 Registration Statements (File Nos. 333-257354, 333-263823, 333-270537 and 333-278034).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. All statements other than statements of historical fact, including statements regarding the proposed acquisition of the Company by Parent, the expected timing of the Meeting and the furnishing of the proxy statement, proxy card and other materials and any other statements regarding events or developments that may occur in the future, may be “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, involve a number of risks and uncertainties. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “predicts,” “targets,” “would,” “will,” “should,” “may” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on management’s expectations as of the date they are first made, are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Neither Parent nor the Company can give any assurances that the expectations in such forward-looking statements will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the proposed transaction, the satisfaction of the conditions to the consummation of the proposed transaction, including the receipt of certain regulatory approvals, and the timing of the closing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the potential that the Company’s shareholders may not approve the proposed transaction; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors; the potential impact of the announcement of the proposed transaction on operating results, business generally and business relationships, including with employees, customers, suppliers and competitors; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; actual or threatened legal proceedings that have been or may be instituted against Parent or the Company in connection with the proposed transaction or otherwise; the ability and costs related to retaining key personnel and clients; risks related to diverting management’s attention from ongoing business operations; delays, challenges, costs, fees, expenses and charges related to the proposed transaction; actions by competitors; general adverse economic, political, social and security conditions in the regions and industries in which Parent and the Company operate, including relating to Israel’s ongoing war with Hamas and other terrorist organizations in the Middle East and general hostilities; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Parent and the Company’s respective traded securities; natural catastrophes, any pandemic, epidemic or outbreak of infectious disease, warfare, protests and riots, and terrorist attacks; and those additional risks and factors discussed in reports filed or furnished with the SEC by Parent and the Company, including Parent’s and the Company’s most recent respective Annual Reports on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the SEC and available at the SEC’s website at www.sec.gov. Reports filed or furnished with the SEC by Parent are also available on Parent’s website at www.sap.com/investors/en.html and by the Company on the Company’s website at ir.walkme.com.  Moreover, other risks and uncertainties of which Parent or the Company are not currently aware or may not currently consider material may also affect each party’s forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this Form 6-K are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by Parent or the Company on their respective websites or otherwise. Neither Parent nor the Company undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

EXHIBIT INDEX

99.1	Notice for Special and Annual General Meeting of Shareholders of WalkMe Ltd., to be held on August 7, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

WALKME LTD.

By:	/s/ Hagit Ynon
Name:	Hagit Ynon
Title:	Chief Financial Officer

Date: June 28, 2024